

AVY Entertainment, Inc.
Form C-AR: Annual Report
April 28, 2023

AVY Entertainment, Inc., a California corporation ("Tempo," "Tempo Storm," "Tempo Games," the "Company," "we," "us," or "our"), is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "Form C-AR") for the purpose of furnishing certain information about the Company as required under 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time and delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than as stated above.

Cautionary note concerning forward-looking statements

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR. certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

You should not construe the contents of this Form C-AR as legal, accounting, or tax advice, or as information applicable to your particular financial or tax situation. Each investor should consult their own financial advisor, legal counsel, tax advisor, and accountant as to legal, accounting, tax, and related matters concerning your investment.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://republic.com/tempo-storm no later than 120 days following the end of its fiscal year.



THE COMPANY

Name of issuer: AVY Entertainment, Inc., d.b.a. Tempo

ELIGIBILITY

The Company certifies that all of the following statements are true for the Company:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;
- Not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding;
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports); and
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS OF THE COMPANY

The tables below contain information about each director and officer (and any persons occupying a similar status or performing a similar function) of the Company; a list of all positions and offices with the Company held and the period of time in which the individual served in the position or office; and a list of the employers, titles, and dates of positions held during the past three (3) years.

For the purposes of this section, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Name	Andrey Yanyuk
Position and dates of service	Chief Executive Officer *(May 9, 2018 – Present)* Director *(May 9, 2018 – Present)*

Name	Erin Krell
Position and dates of service	Chief Operating Officer *(Aug 2, 2021 – Present)* Director *(Mar 23, 2022 – Present)*
Business experience	Executive Producer at 343 Industries *(2019–2021)*

Name	Michael Weilbacher
Position and dates of service	Director *(Apr 24, 2022 – Present)*
Business experience	VP & CTO at Mojang Studios *(2022 – Present)* Director of Engineering at Mojang Studios *(2016 – 2022)*

Name	Rongchang Ryan You
Position and dates of service	Series A Preferred Director *(Aug 10, 2022 – Present)*
Business experience	Partner at Galaxy Interactive *(2022 – Present)* Managing Director at Galaxy Digital *(2022 – Present)* Head of US at Aream & Co. *(2020–2022)*

Name	*Vacant*
Position	Series B Preferred Director

Name	Twain Martin
Position and dates of service	Vice President of Technology *(Nov 28, 2022 – Present)*
Business experience	CTO at Infinite *(2022)* Principal Software Engineer at SciPlay *(2021–2022)*

	Principal Online Engineer at Arkane Studios *(2019–2021)*

PRINCIPAL SECURITY HOLDERS

The table below contains the name and ownership level of each person who is the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. Voting power is calculated by including all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities.

Name of holder	No. and class of securities now held	Voting power
Andrey Yanyuk	6,691,792 Common 106,374 Series B-2 Preferred	48.788%
Galaxy EOS VC Fund, LP	1,520,184 Series A-1 Preferred 2,707,010 Series B-2 Preferred	30.337%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Tempo started as one of the most decorated esports franchises fielding some of the strongest competitive rosters, and has since expanded into being a broader gaming media company. Its Los Angeles studio is home to innovative, bleeding-edge productions and also delivers best-in-class live content with its proprietary mobile capabilities. Now as its primary project, Tempo is developing The Bazaar, a cross-platform, infinitely replayable, global, free-to-play strategy game created from the vision of the industry's most established and successful players and designers.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

The following are some of the risks related to the Company's business and industry:

1. **We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.** The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that, if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

2. **We may face potential difficulties in obtaining capital.** We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

3. **We may implement new lines of business or offer new products and services within existing lines of business.** We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or

attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

4. **We rely on other companies to provide components and services for our products.** We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us, adversely affecting our business and results of operations.

5. **We rely on various intellectual property rights, including trademarks, in order to operate our business.** The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other

proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

6. **The Company's success depends on the experience and skill of the Board of Directors, its executive officers, and key employees.** In particular, we are dependent on Andrey Yanyuk, our Chief Executive Officer and Board Director, and Erin Krell, our Chief Operating Officer and Board Director. The Company has entered into employment agreements with Andrey Yanyuk and Erin Krell, however there can be no assurance that any of them will continue to be employed by the Company for a particular period of time. The loss of either of them could harm the Company's business, financial condition, cash flow, and results of operations.

7. **Damage to our reputation could negatively impact our business, financial condition, and results of operations.** Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate, as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

8. **Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.** We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in tum could adversely affect our business.

9. **Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.** Our business requires the collection, transmission, and retention of personally-identifiable information in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

10. **The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels.** The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to

no longer be viable. Costs associated with information security—such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

11. **The Company is not subject to Sarbanes–Oxley regulations and may lack the financial controls and procedures of public companies.** The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes–Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes–Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

12. **We operate in a highly-regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.** We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower, and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations, or even revocation or suspension of our license to operate the subject

business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C-AR, may also have an adverse effect on our business and result in the total loss of your investment.

OWNERSHIP AND CAPITAL STRUCTURE

The tables below contain a description of the Company's securities.

Class of security	Common Stock
Securities authorized	15,571,131
Securities outstanding	7,179,324
Voting rights	One (1) vote per share

Class of security	Series A-1 Preferred Stock
Securities authorized	2,042,204
Securities outstanding	1,760,689
Voting rights	One (1) vote per share
Other rights, material terms	Original issue price US$1.7761 per share. Par value of US$0.001 per share. No anti-dilution rights. Converts to Common Stock on a 1:1 ratio. Has a 1× liquidation preference.

Class of security	Series A-2 Preferred Stock
Securities authorized	239,695
Securities outstanding	239,695
Voting rights	One (1) vote per share
Other rights, material terms	Original issue price US$1.7347 per share. Par value of US$0.001 per share.

	No anti-dilution rights. Converts to Common Stock on a 1:1 ratio. Has a 1× liquidation preference.

Class of security	**Series B-1 Preferred Stock**
Securities authorized	1,615,255
Securities outstanding	1,566,797
Voting rights	One (1) vote per share
Other rights, material terms	Original issue price US$18.5729 per share Par value of US$0.001 per share. No anti-dilution rights. Converts to Common Stock on a 1:1 ratio. Has a 1× liquidation preference.

Class of security	**Series B-2 Preferred Stock**
Securities authorized	3,187,511
Securities outstanding	3,187,511
Voting rights	One (1) vote per share
Other rights, material terms	Original issue price US$1.4858 per share Par value of US$0.001 per share. No anti-dilution rights. Converts to Common Stock on a 1:1 ratio. Has a 1× liquidation preference.

The tables below contain information about securities reserved for issuance upon exercise or conversion.

Class of security	**Options**
Securities authorized	1,767,981
Securities outstanding	653,953
Voting rights	One (1) vote per share upon exercise
Other rights, material terms	Equity Incentive Plan adopted October 4, 2019.

	Each grant pursuant to its own terms and vesting period. No anti-dilution rights.

Class of security	Crowd SAFE
Securities authorized	N/A
Securities outstanding	N/A
Voting rights	None
Other rights, material terms	Issued August 10, 2021. Original principal value of US$714,749.15. Pre-money valuation cap of US$30,000,000.00. Conversion discount of twenty percent (20%). No anti-dilution rights.

The Company may authorize additional Common and Preferred Stock and increase its pool of shares reserved under the Equity Incentive Plan, which would dilute the Crowd SAFE Securities.

The table below contains information about the material terms of any indebtedness of the Company:

Creditor	Small Business Administration COVID-19 Economic Injury Disaster Loan (EIDL)
Amount outstanding	US$500,000.00 in principal
Interest rate	3.75% per annum
Maturity date	Thirty (30) years from the date of the Original Note
Material terms	Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest

	Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

The table below contains information about other exempt offerings the Company has conducted within the past three (3) years.

Date	Exemption	Securities offered	Amount sold
2020-06-04	§4(a)(2)	1 Convertible Note	$1,700,000.00
2020-06-04	§4(a)(2)	1 Convertible Note	$200,000.00
2020-06-04	§4(a)(2)	1 Convertible Note	$100,000.00
2020-12-07	§4(a)(2)	1 Convertible Note	$250,000.00
2020-12-07	§4(a)(2)	1 Convertible Note	$100,000.00
2021-02-07	§4(a)(2)	1 Convertible Note	$250,000.00
2021-03-22	§4(a)(2)	1 Convertible Note	$400,000.00
2021-06-17	§4(a)(2)	1 Convertible Note	$100,000.00
2021-06-17	§4(a)(2)	1 Convertible Note	$150,000.00
2021-07-22	Rule 701	9,019 Common Stock	$1,984.18
2021-08-03	§4(a)(2)	1 Convertible Note	$1,070,000.00
2021-08-10	Reg CF	1 Crowd SAFE	$714,749.15
2022-02-03	Rule 701	77,766 Common Stock	$14,775.54
2022-02-03	Rule 701	2,561 Common Stock	$486.59
2022-02-18	Rule 506(b)	1,566,797 Series B-1 Preferred Stock	$29,100,000.00
2022-02-18	Rule 506(b)	3,187,511 Series B-2 Preferred Stock	Cancellation of debt
2022-07-19	Rule 701	42,827 Common Stock	$9,421.94
2022-08-09	Rule 701	8,964 Common Stock	$1,703.16
2022-10-31	Rule 701	18,746 Common Stock	$4,124.12

2022-11-28	Rule 701	19,441 Common Stock	$4,277.02

The Company or any entities controlled by or under common control with the Company was not a party to any transaction since the beginning of the last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; or any immediate family member of any of the foregoing persons.

FINANCIAL INFORMATION

The Company has an operating history.

The attached Balance Sheet and Profit and Loss contain total income, taxable income, and total tax, or their equivalent line items as reported on the federal income tax return filed by the Company for the most recently completed year, if any, covered by the principal executive officer of the Company to reflect accurately the information reported on the Company's federal income tax returns, and financial statements of the Company and its predecessors, if any, covering the two (2) most recently completed fiscal years.

I, Andrey Yanyuk, certify that: (1) the financial statements of the Company included in this Form are true and complete in all material respects; and (2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended 2021.

/s/ Andrey Yanyuk
Chief Executive Officer

With respect to the Company; any predecessor of the Company; any affiliated company; any director, officer, general partner, or managing member of the Company; any beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities; any promoter connected with the Company in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer, or managing member of any such solicitor; prior to May 16, 2016:

Has any such person been convicted within ten years before the filing of this statement, of any felony or misdemeanor:	
(i) in connection with the purchase or sale of any security?	No
(ii) involving the making of any false filing with the Commission?	No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities?	No

Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:	
(i) in connection with the purchase or sale of any security?	No
(ii) involving the making of any false filing with the Commission?	No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities?	No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:	
(i) at the time of the filing of this statement, bars the person from: association with an entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance, or banking; or engaging in savings association or credit union activities?	No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this statement?	No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)	suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal?	No
(ii)	places limitations on the activities, functions, or operations of such person?	No
(iii)	bars such person from being associated with any entity or from participating in the offering of any penny stock?	No

Is any such person subject to any order of the Commission entered within five years before the filing of this statement that, at the time of the filing of this statement, orders the person to cease and desist from committing or causing a violation or future violation of:		
(i)	any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?	No
(ii)	Section 5 of the Securities Act?	No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?	No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?	No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?	No

If Yes to any of the above, explain: N/A

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at https://republic.com/tempo-storm.

The Company will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking [redacted])	0.00
Chase Checking .. [redacted]	889,080.55
Chase Checking .. [redacted]	2,502.33
Chase Savings .. [redacted]	0.59
PayPal Bank [redacted]	388.82
Total Bank Accounts	**$891,972.29**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from [redacted]	1,620,599.61
Due from [redacted]	1,654.00
Due from [redacted]	2,332,528.82
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	15,000.00
Uncategorized Asset	-3,241.11
Undeposited Funds	0.00
Total Other Current Assets	**$3,966,541.32**
Total Current Assets	**$4,858,513.61**
Fixed Assets	
Accumulated Depreciation	-30,953.24
Computer & Gaming equipment	31,098.48
Guitar	1,470.00
Vehicle - [redacted]	16,713.27
Total Fixed Assets	**$18,328.51**
Other Assets	
Accumulated Amortization	-14,721.00
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	2,313,844.32
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	50,000.00
Loan to Shareholders	35,527.75
Security Deposits	26,088.00
Total Other Assets	**$2,410,739.07**
TOTAL ASSETS	**$7,287,581.19**

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Ink Business ..[redacted]	-50,441.70
Chase Ink Business ..[redacted]	-24,851.31
Credit Card ..[redacted]	0.00
Credit Card ..[redacted]	0.00
Total Credit Cards	**$ -75,293.01**
Other Current Liabilities	
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Due to [redacted]	3,954,772.43
Payable - [redacted]	46,405.86
Payroll Liabilities	0.00
Profit Share - [redacted]	50,000.00
Profit Share - [redacted]	75,000.00
SBA Loan #[redacted]	6,170.32
State Tax Payable	0.00
Total Other Current Liabilities	**$4,132,348.61**
Total Current Liabilities	**$4,057,055.60**
Long-Term Liabilities	
Convertible Note - [redacted]	150,000.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	3,600,000.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	100,000.00
Crowd SAFE - Republic	638,402.89
Economic Injury and Disaster Loan (EIDL)	514,900.00
Loan - [redacted]	0.00
Loan Payable to Shareholder	0.00
PayPal Business Loan	0.00
PayPal Working Capital Loan	0.00
Total Long-Term Liabilities	**$5,403,302.89**
Total Liabilities	**$9,460,358.49**

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Additional paid-in capital	3,884,962.81
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68
Common Stock - $0.001 par value; 11,049,880 authorized; 7,000,000 issued and outstanding	7,000.00
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock - $0.001 par value; 2,281,899 authorized;	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Series B	999,982.00
Total Preferred Stock - $0.001 par value; 2,281,899 authorized;	1,001,982.39
Retained Earnings	-4,501,307.21
Net Income	-2,587,632.97
Total Equity	$ -2,172,777.30
TOTAL LIABILITIES AND EQUITY	$7,287,581.19

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Activations	17,033.87
Advertising	5,131.14
Website	1,369.04
Total Advertising	6,500.18
Esports	407,529.50
League participation	1,400.00
Player sale income	199.27
Rainbow Six Siege	56,294.52
Total Esports	465,423.29
Merchandise	4,026.80
Partnerships	33,020.00
G FUEL	91,948.31
Total Partnerships	124,968.31
PayPal sales	286.50
Production services	764,984.70
Total Income	**$1,383,223.65**
Cost of Goods Sold	
Merchandising	
Apparel	8,569.70
Merchandise services	2,968.03
Shipping costs	149.08
Total Merchandising	11,686.81
Total Cost of Goods Sold	**$11,686.81**
GROSS PROFIT	**$1,371,536.84**
Expenses	
Automobile, vehicle	257.74
Fuel, mileage	1,892.01
Parking, tolls	744.76
Total Automobile, vehicle	2,894.51
Bank service charges	1,403.15
Computer equipment, electronics (De minimis)	9,305.37
Education, training, market research	4,399.99
Entertainment	1,531.96
Esports team development	5,998.86
Facilities	
Moving	1,663.60
Rent and utilities	212,184.57
Repairs and maintenance	13,275.81
Total Facilities	227,123.98

AVY Entertainment, Inc.

Profit and Loss
January - December 2021

	TOTAL
Gifts	369.64
Independent contractors, outside services	2,358,465.63
Esports players	5,694.88
Game design contractors, vendors	177,508.80
Influencers	2,900.00
Staff contractors	476.39
Total Independent contractors, outside services	**2,545,045.70**
Insurance	3,754.89
Medical insurance	2,300.32
Total Insurance	**6,055.21**
Interest charges, financing costs	741.24
Marketing	10,226.26
Cygames marketing	3,629.97
Total Marketing	**13,856.23**
Meals	24,092.19
Merchant fees	355.30
Miscellaneous purchases	1,907.86
Office supplies, materials	16,247.70
Permits, licenses	85.00
Postage, shipping, delivery	446.50
Production general expenses	16,996.75
Professional services	10,295.00
Legal	35,369.14
Medical	250.00
Total Professional services	**45,914.14**
Rebates	-2,765.13
Reimbursements	249.50
Salaries, wages	1,037,898.80
Software licenses	930.00
Subscriptions	5,193.66
Taxes	
Sales tax	227.00
State tax	16,636.89
Total Taxes	**16,863.89**
Travel and lodging	32,648.55
Transportation	1,134.56
Total Travel and lodging	**33,783.11**
Uncategorized expense	37,872.44
Utilities	3,362.47

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Website, server hosting	5,956.79
Total Expenses	**$4,064,116.81**
NET OPERATING INCOME	$ -2,692,579.97
Other Income	
Other Income	104,947.00
Total Other Income	**$104,947.00**
NET OTHER INCOME	$104,947.00
NET INCOME	$ -2,587,632.97

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cryptocurrency Wallet	5,030,898.80
Chase Checking (Old AVY LLC)	0.00
Chase Checking (Tempo)	1,356,803.81
Chase Checking (AVY Games)	1,362.33
Chase Savings (Tempo)	12,000,104.27
PayPal Bank	257.48
Total Bank Accounts	**$18,389,426.69**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from AVY Games Inc	10,409,308.15
Due from AVY Marketing LLC	0.00
Due from Tempo Storm LLC	1,941,135.56
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$12,350,443.71**
Total Current Assets	**$30,739,870.40**
Fixed Assets	
Accumulated Depreciation	-46,058.24
Computer & Gaming equipment	53,659.77
Guitar	1,470.00
Vehicle	16,713.27
Total Fixed Assets	**$25,784.80**
Other Assets	
Accumulated Amortization	-21,387.00
Intangible Asset	0.00
Intangible Asset - Game Develop	10,436,394.64
Intangible Asset	0.00
Intangible Asset - Software	50,000.00
Loan to Shareholders	35,467.81
Security Deposits	15,000.00
Total Other Assets	**$10,515,475.45**
TOTAL ASSETS	**$41,281,130.65**

AVY Entertainment, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Ink Business	24,507.15
Credit Card (Old)	0.00
Credit Card (Old)	0.00
Total Credit Cards	**$24,507.15**
Other Current Liabilities	
Convertible Note	0.00
Convertible Note	0.00
Convertible Note	0.00
Convertible Note	0.00
Due to AVY Entertainment Inc	12,350,433.71
Payable - Bazaar Pre Order	47,121.30
Payroll Liabilities	0.00
Profit Share	50,000.00
Profit Share	75,000.00
SBA Loan	0.00
State Tax Payable	0.00
Total Other Current Liabilities	**$12,522,555.01**
Total Current Liabilities	**$12,547,062.16**
Long-Term Liabilities	
Convertible Note	0.00
Convertible Note	0.00
Convertible Note - Crowd SAFE - Republic	700,734.46
Convertible Note	0.00
Convertible Note	0.00
Convertible Note	0.00
Convertible Note	0.00
Economic Injury and Disaster Loan (EIDL)	0.00
Loan	0.00
Loan Payable to Shareholder	0.00
Business Loan	0.00
Working Capital Loan	0.00
SBA Loan	500,000.00
Total Long-Term Liabilities	**$1,200,734.46**
Total Liabilities	**$13,747,796.62**

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Additional paid-in capital	37,107,532.52
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68
Common Stock - $0.001 par value; 15,571,131 authorized; 7,179,324 issued and outstanding	7,179.32
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Series B-1 - 1,615,255 authorized, 1,566,797 issued & outstanding	1,566.80
Series B-2 - 3,187,511 authorized, issued & outstanding	3,187.51
Total Preferred Stock	**6,754.70**
Retained Earnings	-5,680,250.09
Net Income	-3,930,100.10
Total Equity	**$27,533,334.03**
TOTAL LIABILITIES AND EQUITY	**$41,281,130.65**

AVY Entertainment, Inc.

Profit and Loss
January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
Activations	142.80			126.61					118.22		33.92		$421.55
Advertising	211.11	254.05	140.13	166.69	154.79	18.04	32.69	85.51	33.26	22.37	19.95	13.70	$1,152.29
Esports								900.00		3,550.00			$4,450.00
Merchandise	149.84	450.28	68.38	247.60	108.54	154.04	390.07	206.72		75.18	327.36	158.29	$2,336.30
Miscellaneous												2,500.00	$2,500.00
Partnerships													$0.00
Cygames	22,000.00	11,000.00	11,000.00	11,000.00	7,000.00	139,790.00	12,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	$226,790.00
G FUEL	11,109.83				11,287.35								$44,397.18
Total Partnerships	33,109.83	11,000.00	11,000.00	11,000.00	18,287.35	139,790.00	12,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	$271,187.18
Production services				150,262.85								3,900.00	$154,162.85
Twitch	68,344.50												$68,344.50
Total Production services	68,344.50			150,262.85								3,900.00	$222,507.35
Total Income	$101,958.08	$11,704.33	$11,208.51	$161,803.75	$18,550.68	$139,962.08	$12,422.76	$8,192.23	$7,151.48	$10,647.55	$7,381.23	$13,571.99	$504,554.67
Cost of Goods Sold													
Merchandising													$0.00
Apparel	250.00	250.00		250.00		250.00		500.00	250.00				$1,750.00
Merchandise services	202.89		204.11	192.99	192.99	192.99	192.99	192.99	192.99	192.99	192.99	504.99	$2,455.91
Total Merchandising	452.89	250.00	204.11	442.99	192.99	442.99	192.99	692.99	442.99	192.99	192.99	504.99	$4,205.91
Total Cost of Goods Sold	$452.89	$250.00	$204.11	$442.99	$192.99	$442.99	$192.99	$692.99	$442.99	$192.99	$192.99	$504.99	$4,205.91
GROSS PROFIT	$101,505.19	$11,454.33	$11,004.40	$161,360.76	$18,357.69	$139,519.09	$12,229.77	$7,499.24	$6,708.49	$10,454.56	$7,188.24	$13,067.00	$500,348.76
Expenses													
Automobile, vehicle	99.99												$99.99
Citations, fines									202.25				$202.25
Parking, tolls		136.99	53.00	84.12	194.00	2.03	12.00	40.00	102.00	34.00		3.00	$661.14
Total Automobile, vehicle	99.99	136.99	53.00	84.12	194.00	2.03	12.00	40.00	304.25	34.00		3.00	$963.38
Bank service charges	129.95	129.95	109.95	129.95	129.95	1,329.95	2,265.95	1,689.95	840.00	1,080.00	45,931.86	120.00	$53,887.46
Computers, electronics (De minimis)	5,608.49	2,648.97	27,056.19	5,344.10	5,594.14	5,478.67	7,797.11	13,197.18	5,299.08	460.58	426.07	1,913.44	$80,824.02
Conferences, conventions							79.85	99.50					$179.35
Costumes, clothing, gear									449.86				$449.86
Entertainment	41.00	661.49	4,368.82				879.02	21.99	30.00		129.26		$6,131.58
Equipment rental							1,146.61						$1,146.61
Facilities													$0.00
Moving												242.49	$242.49
Rent and utilities	23,480.28		36,847.66		16,500.00	35,887.48	17,965.75	16,500.00		16,500.00	33,000.00	16,500.00	$213,181.17
Repairs and maintenance	1,250.00	1,000.00	1,000.00	1,250.00	1,330.00	750.00	1,250.00	1,250.00	1,000.00	1,000.00	1,250.00	1,058.64	$13,388.64
Short-term space rental	337.00	337.00	337.00	337.00	402.00	2,080.80	835.00	425.00	425.00	425.00	425.00	425.00	$6,790.80
Total Facilities	25,067.28	1,337.00	38,184.66	1,587.00	18,232.00	38,718.28	20,050.75	18,175.00	1,425.00	17,925.00	34,675.00	18,226.13	$233,603.10
Gifts	427.98			89.99	480.06	-143.77				70.96	205.52	54.45	$1,185.19
Independent contractors													$0.00
Animation, cinematics					552,900.00						347,390.00		$900,290.00
Art contractors							896.00	2,240.00		2,816.00	6,115.68	9,396.42	$21,464.10
Editorial team	7,200.00	5,195.00	4,740.00	4,885.00	4,945.00	5,235.00	5,475.00	6,660.00	4,947.00	4,976.50	5,901.50	5,952.19	$66,112.19
Engineering contractors				20,485.08	34,097.52	32,005.48	33,903.29	34,809.44	37,751.61	37,738.58	41,239.34	68,440.85	$340,471.19
Engineering outsourcing			31,050.00	66,823.00	87,889.00	95,478.00	102,183.00	112,000.00	110,913.00	112,000.00	112,000.00	78,000.00	$908,336.00
Esports players, influencers	5,516.26	5,241.81	4,650.00	4,650.00	4,650.00	7,457.22	6,147.48	4,650.00	4,650.00	8,074.04	6,917.01	9,774.65	$72,378.47
Game design contractors	48,935.48	2,000.00	69,064.52	850.00	23,135.00	32,115.00	11,560.00	10,000.00	5,000.00	13,640.00	18,522.50	13,545.00	$248,367.50
Game design outsourcing	140,888.31	131,617.94	135,665.80	164,367.24	147,127.05	157,986.30	159,181.13	153,289.41	138,859.58	139,869.50	132,892.50	109,608.57	$1,711,353.33
Media production crew	20,950.00	26,650.00	21,130.00	28,433.33	30,400.00	10,241.67	1,000.00	4,380.65	3,000.00	3,000.00	3,700.00	4,850.00	$157,735.65
Operations contractors	8,250.00	14,250.00	20,250.00	17,200.00	17,200.00	17,200.00	17,200.00	17,250.00	17,200.00	17,200.00	17,200.00	23,200.00	$203,600.00
Total Independent contractors	231,740.05	184,954.75	286,550.32	307,693.65	902,343.57	357,718.67	337,545.90	345,279.50	322,321.19	339,314.62	691,878.53	322,767.68	$4,630,108.43
Insurance	187.02		1,097.80	187.02		374.04	7,150.55	20,750.52	912.68	192.52	192.52	192.52	$31,237.19
Worker's comp. insurance	2,678.93	3,249.45	4,240.69	6,353.69	10,212.36	9,751.28	9,343.88	8,807.13	12,384.55	263.66	487.62	425.66	$68,198.90
Total Insurance	2,865.95	3,249.45	5,338.49	6,540.71	10,212.36	10,125.32	16,494.43	29,557.65	13,297.23	456.18	680.14	618.18	$99,436.09
Market R&D, education/training	289.00				5,339.99	132.95	55,875.00		1,195.41	6,936.60	11,889.97	3,252.45	$84,911.37

AVY Entertainment, Inc.

Profit and Loss
January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Marketing	132.99	583.00	413.00	85,433.45	862.98	25,782.48	841.95	1,958.00	265.35	271.48	39,821.35	24.95	$156,390.98
Cygames marketing	6,829.65	5,843.00	3,150.99	4,410.99	5,201.15	31,879.99	99,199.46	4,464.99	5,059.99	7,769.68	6,034.99	5,559.99	$185,404.87
G FUEL marketing	4,100.00	5,700.00	5,500.00	4,600.00	3,357.00								$23,257.00
Total Marketing	11,062.64	12,126.00	9,063.99	94,444.44	9,421.13	57,662.47	100,041.41	6,422.99	5,325.34	8,041.16	45,856.34	5,584.94	**$365,052.85**
Meals	2,001.16	3,150.97	3,108.64	2,268.92	1,576.54	719.63	2,451.55	600.28	209.10	1,164.21	300.37	2,316.11	$19,867.48
Merchant fees	1.66		4.78	5.57		4.30		7.13			7.78		$31.22
Miscellaneous purchases	324.97	88.80	241.90	379.01	149.29	316.10	217.69	7.60		55.01	147.80	57.19	$1,985.36
Multimedia general expenses	4,144.01	351.39				-4,045.01	79.13	255.94	7.28	151.59		73.70	$1,018.03
Office supplies, materials	884.50	4,277.02	892.72	428.68	1,175.52	494.44	295.92	241.14	496.97	297.07	36.65	387.21	$9,907.84
Permits, licenses					25.00				100.00	25.00			$150.00
Postage, shipping, delivery	20.34	12.63	221.14	120.32	44.75	118.90	285.67	12.13	611.42	235.79	702.60	1,168.01	$3,553.70
Professional services			235.00										$235.00
Accounting	1,725.00		2,566.77	1,880.00					1,060.00	7,235.00			$14,466.77
Legal	472.50	2,487.50	118,644.06	27,974.50	10,446.75	16,687.50	58,619.25	29,145.00	5,602.00	5,000.00	19,694.50	17,516.50	$312,290.06
Medical	66.13				-250.00								$-183.87
Recruitment				154,250.00	76,250.00	35,500.00	95,000.00		93,000.00	1,760.00	4,320.00	3,840.00	$463,920.00
Total Professional services	2,263.63	2,487.50	121,445.83	184,104.50	86,446.75	52,187.50	153,619.25	29,145.00	99,662.00	13,995.00	24,014.50	21,356.50	**$790,727.96**
Rebates	-461.06	-384.82	-459.24	-898.79		-877.21		-3,261.19	-943.33	-696.04	-677.82	-501.67	$-9,161.17
Salaries, wages								9,413.21	17,639.90			-2,000.00	$25,053.11
Benefits	3,575.19	4,324.98	4,554.11	7,276.18	9,521.17	10,767.37	11,013.61	10,296.75	16,463.13	16,621.06	44,905.89	47,575.69	$186,895.13
Ded. & contrib. liabilities										-33,732.04	-34,013.98	-36,169.70	$-103,915.72
Payroll processing	2,023.30	2,321.90	3,030.50	4,661.46	5,304.42	6,188.49	65,170.86	6,188.91	16,026.08	24,428.52	346.00	497.40	$136,187.84
Salaries - Audio/music	9,166.66	9,166.66	9,854.16	11,753.78	17,208.32	17,208.32	17,208.32	17,208.32	25,812.48	17,208.32	17,208.32	17,208.32	$186,211.98
Salaries - Biz dev				28,611.11	16,666.66	24,565.97	31,250.00	31,250.00	49,041.68	26,666.68	10,000.00	4,704.48	$222,756.58
Salaries - Engineering	4,687.50	20,530.30	51,620.38	79,491.82	75,250.00	100,806.51	106,060.63	96,666.69	152,485.82	105,075.77	133,459.93	110,988.57	$1,037,123.92
Salaries - Game design	43,000.00	43,000.00	55,024.75	89,482.16	118,598.32	126,446.42	147,851.32	141,890.97	210,149.34	128,673.31	129,253.62	145,880.88	$1,379,251.09
Salaries - IT					39,244.70	-2,562.08	36,716.66	16,666.66	24,999.99	25,166.66	21,666.66	21,666.66	$183,565.91
Salaries - Marketing	6,100.00	19,622.73	25,169.79	36,660.00	38,535.00	38,875.56	19,431.82	17,784.09	32,812.50	21,875.00	21,875.00	21,875.00	$300,616.49
Salaries - Multimedia	16,666.66	12,916.66	22,412.50	30,431.07	38,158.34	49,504.17	44,071.97	44,527.30	55,362.51	24,400.00	13,125.00	20,227.27	$371,803.45
Salaries - Officer	30,833.34	30,833.34	30,833.34	30,833.34	74,071.55	47,916.68	47,916.68	47,916.68	71,875.02	47,916.68	47,916.68	47,916.68	$556,780.01
Salaries - Sales	6,666.66	6,666.66	21,806.66	9,666.66	9,666.66	9,666.66	11,866.66	4,833.33					$80,839.95
Total Salaries, wages	122,719.31	149,383.23	224,306.19	328,867.58	442,225.14	429,384.07	538,558.53	444,642.91	672,668.45	404,299.96	405,743.12	400,371.25	**$4,563,169.74**
Settlements						75,000.00	167,205.54						$242,205.54
Subscriptions, software	4,490.82	5,371.05	3,741.53	4,674.46	6,247.61	5,283.32	7,528.34	4,817.41	7,395.76	8,302.02	31,085.79	16,258.46	$105,196.57
Taxes	7,217.05												$7,217.05
Payroll tax	12,209.51	15,925.72	23,758.22	32,929.18	39,413.80	36,764.41	39,101.55	33,854.90	47,970.34	28,205.49	29,335.40	29,219.29	$368,687.81
State tax	55.00		1,283.23	1,600.00								-247.81	$2,690.42
Total Taxes	19,481.56	15,925.72	25,041.45	34,529.18	39,413.80	36,764.41	39,101.55	33,854.90	47,970.34	28,205.49	29,335.40	28,971.48	**$378,595.28**
Travel, lodging	4,039.16	5,027.56	8,020.95	6,073.02	1,061.05	4,643.39	11,063.10	6,438.33	2,344.07	5,541.35	4,795.41	4,037.42	$63,084.81
Utilities	261.28	223.99	224.04	224.68	216.44	218.94	239.62	296.33	206.39	340.97	70.97	636.61	$3,160.26
Website, server hosting	672.38	692.95	1,906.76	2,404.99	3,827.42	-1,109.66	69,868.82	9,490.29	8,832.47	11,424.86	9,719.91	8,525.85	$126,257.04
Total Expenses	$437,887.05	$392,141.59	$759,422.11	$979,096.08	$1,534,356.51	$1,069,994.74	$1,476,960.69	$996,906.96	$1,189,598.42	$847,661.38	$1,336,825.91	$836,777.51	**$11,857,628.95**
NET OPERATING INCOME	$-336,381.86	$-380,687.26	$-748,417.71	$-817,735.32	$-1,515,998.82	$-930,475.65	$-1,464,730.92	$-989,407.72	$-1,182,889.93	$-837,206.82	$-1,329,637.67	$-823,710.51	**$-11,357,280.19**
Other Income													
Interest income											971,430.63	103.68	$971,534.31
Total Other Income	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$971,430.63	$103.68	**$971,534.31**
NET OTHER INCOME	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$971,430.63	$103.68	**$971,534.31**
NET INCOME	$-336,381.86	$-380,687.26	$-748,417.71	$-817,735.32	$-1,515,998.82	$-930,475.65	$-1,464,730.92	$-989,407.72	$-1,182,889.93	$-837,206.82	$-358,207.04	$-823,606.83	**$-10,385,745.88**